SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Glenayre Technologies, Inc.
(Name of Issuer)

Common Stock, $.02 Par Value
(Title of Class of Securities)

377899109
(CUSIP Number)

Robert L. Chapman, Jr.
Chapman Capital L.L.C.
222 N. Sepulveda Blvd.
El Segundo, CA 90245
(310) 662-1900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 377899109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chap-Cap Activist Partners Master Fund, Ltd. - 98-0486684
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

3,954,523 Common Shares
9 SOLE DISPOSITIVE POWER

3,954,523 Common Shares
10 SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,954,523 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D CUSIP No. 377899109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chap-Cap Partners II Master Fund, Ltd. - 98-0486687
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

2,766,140 Common Shares
9 SOLE DISPOSITIVE POWER

2,766,140 Common Shares
10 SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,766,140 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D CUSIP No. 377899109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chapman Capital L.L.C. - 52-1961967
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

6,720,663 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

6,720,663 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,720,663 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

SCHEDULE 13D CUSIP No. 377899109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Robert L. Chapman, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

6,720,663 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

6,720,663 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,720,663 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

INTRODUCTION

This Schedule 13D Amendment ("13D Amendment #1") amends the original Schedule 13D filed August 24, 2006 ("the Original Schedule 13D"; collectively, "the Schedule 13D Filings"), and is being filed on behalf of Chap-Cap Partners II Master Fund, Ltd., and Chap-Cap Activist Partners Master Fund, Ltd., Cayman Islands exempted companies (collectively, "the Funds"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with the Funds and Chapman Capital, the "Reporting Persons").  The Schedule 13D Filings relate to the common stock, $.02 par value per share, of Glenayre Technologies, Inc., a Delaware corporation (the “Issuer” or "Company").  Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company.  Chapman Capital is the investment manager and adviser to the Funds.  The Funds directly own the Common Stock to which the Schedule 13D Filings relate and over which Chapman Capital may be deemed to have control by virtue of the authority granted by the Funds to vote and to dispose of securities held by the Funds, including the Common Stock.  Except as set forth herein, the Original Schedule 13D filing is unmodified.

ITEM 1. Security and Issuer

This Schedule 13D filing relates to the Common Stock of the Company.  The address of the principal executive officers of the Company is 825 8th Avenue, 23rd Floor, New York, NY  10089.

ITEM 2. Identity and Background

(a)   This statement is being filed by the Reporting Persons.

(b)   The address of the principal business and principal office of the Funds, Chapman Capital and Mr. Chapman is Pacific Corporate Towers, 222 N. Sepulveda Blvd., El Segundo, California 90245.

(c)   The Fund’s present principal business is investing in marketable securities.  Chapman Capital's present principal business is serving as the Investment Manager of the Funds.  Mr. Chapman's principal occupation is serving as Managing Member of Chapman Capital.

(d)   None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Mr. Chapman is a citizen of the United States.

 ITEM 3. Source and Amount of Funds or Other Consideration

The total amount of funds used by Chap-Cap Partners II Master Fund, Ltd., to purchase the 2,766,140 Common Shares reported hereunder was $6,746,234 (including brokerage commissions).  All of such funds were derived from working capital.

The total amount of funds used by Chap-Cap Activist Partners Master Fund, Ltd., to purchase the 3,954,523 Common Shares reported hereunder was $9,509,948 (including brokerage commissions).  All of such funds were derived from working capital.

 ITEM 4. Purpose of Transaction

The purpose of the acquisition of the securities of the Company beneficially owned by The Funds was to acquire such securities in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions.  However, it should not be assumed that such members will take any of the foregoing actions. The members of the Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Company.

The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time.  Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.  The reasons for the Reporting Person's past or prospective acquisition or disposal of all or a portion of the Common Stock now or once owned, or hereinafter acquired, may include, without limitation, the implementation of risk management procedures that involve the purchase or sale of Common Stock into depreciating or appreciating market conditions, respectively.  Parties that purchase or sell Common Stock following the filing of this Schedule 13D Amendment #1 may be purchasing or selling Common Stock that is being sold or acquired by the Reporting Persons, respectively.

The Reporting Persons are engaged in the investment business.  In pursuing this business, Chapman Capital personnel analyze the operations, capital structure and markets of companies, including the Company, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  From time to time, Chapman Capital may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the Company or acquiring another Company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

    On August 14, 2006, Mr. Chapman engaged in a scheduled conference call with Mr. Clark H. Bailey and Mr. James Caparro, Chairman/CEO and CEO/President of the Issuer and Entertainment Distribution Company, LLC (“EDC”), respectively, regarding various operational and strategic matters related to the Issuer.  Mr. Chapman vehemently advised that the Issuer (for the benefit of all of its owners) consummate a two-step strategic process before year-end 2006: 1) Belatedly divest its cash burning, enterprise diluting Glenayre Messaging business; and 2) rectify Mr. Caparro's egregiously irregular compensation arrangement by selling to Mr. Caparro (and reported former EDC buyout partner Apollo Advisors, L.P.) the residual EDC business via an acquisition of the Issuer in its entirety.  Given the low-mid single digit EBITDA multiple implied for EDC, Chapman Capital believes that an acquisition price of the Issuer (sans Glenayre Messaging) at a significant premium is highly feasible.

    During the August 14, 2006 conference call, Mr. Bailey made certain comments that have led Chapman Capital to launch a separate investigation that remains in its final stages.  Chapman Capital expects to release to the public the results of both investigations in September 2006 as a part of an amendment to this Schedule 13D.

    On December 13, 2006, Mr. Caparro returned the last of over twenty telephone messages left for him by various employees of Chapman Capital. During this call, Mr. Chapman reiterated the concerns articulated by a multitude of Glenayre's owners regarding Mr. Caparro's lack of direct financial ties to the Common Stock of Glenayre. Mr Chapman expressed concern when Mr. Caparro disclosed that he had purchased an additional interest in privately placed securities of the EDC division, instead of purchasing even a single share of the Issuer.  Mr. Chapman communicated that various owners also had voiced their concerns over Mr. Caparro's troubled, brief tenure while CEO of Atari Inc., which experienced financial difficulties during the period of Mr. Caparro's leadership.

Except as set forth above and in the Original Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  Each of such members may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters.

 ITEM 5. Interests in Securities of the Company

(a)   Together, the Reporting Persons beneficially own a total of 6,720,663 shares of Common Stock constituting 9.7% of all of the outstanding shares of Common Stock.

(b)   The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

(c)   The following transactions were effected by the Reporting Persons during the past sixty (60) days:

Chap-Cap Partners II Master Fund, Ltd.

Date	Security	Amount of Shares Bought/(Sold)	Approximate Price per Shares (inclusive of commissions)
12/12/06	Common Shares	15,200	$ 2.25
12/13/06	Common Shares	2,470	$ 2.27
12/14/06	Common Shares	7,000	$ 2.42

Chap-Cap Activist Partners Master Fund, Ltd.

Date	Security	Amount of Shares Bought/(Sold)	Approximate Price per Shares (inclusive of commissions)
12/12/06	Common Shares	13,620	$ 2.25
12/13/06	Common Shares	4,700	$ 2.27
12/14/06	Common Shares	13,000	$ 2.42

The above transactions were effected by the Reporting Persons on the NASDAQ National Market.

Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

(d)   Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)   Not applicable.

 ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Not applicable.

ITEM 7. Material to be Filed as Exhibits

Exhibit A
Joint Filing Agreement, dated August 24, 2006, among Chap-Cap Partners II Master Fund, Ltd., Chap-Cap Activist Partners Master Fund, Ltd., Chapman Capital L.L.C., and Robert L. Chapman, Jr. (previously filed with the Original Schedule 13D Filing).

Exhibit B	Letter from Robert L. Chapman, Jr., as Managing Member of Chapman Capital L.L.C., to Mr. William F. Schwitter, Partner of Paul, Hastings, Janofsky & Walker LLP the Company's outside legal counsel. The correspondence, dated December 14, 2006, is attached hereto as Exhibit B.

 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2006	Chap-Cap Partners II Master Fund, Ltd.
By: Chapman Capital L.L.C.,
as Investment Manager

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: December 14, 2006	Chap-Cap Activist Partners Master Fund, Ltd.
By: Chapman Capital L.L.C.,
as Investment Manager

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: December 14, 2006	CHAPMAN CAPITAL L.L.C.

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: December 14, 2006	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr.

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Glenayre Technologies, Inc. dated August 24, 2006, and any further amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated: August 24, 2006

CHAP-CAP PARTNERS II MASTER FUND, LTD.
By: Chapman Capital L.L.C.,
as Investment Manager

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

CHAP-CAP ACTIVIST PARTNERS MASTER FUND, LTD.
By: Chapman Capital L.L.C.,
as Investment Manager

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

CHAPMAN CAPITAL L.L.C.

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.

Exhibit B

[CHAPMAN CAPITAL L.L.C. LOGO]

Robert L. Chapman, Jr.
Managing Member

December 14, 2006

Mr. William F. Schwitter
Partner
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, NY 10022
Office: (212) 318-6400
E-Mail: williamschwitter@paulhastings.com

Mr. Schwitter,

Chapman Capital L.L.C. is the investment advisor to entities that own nearly 10% of the common stock of Glenayre Technologies, Inc. (hereinafter, "Glenayre"). Evidence of this ownership exists in a Schedule 13D filed August 24, 2006 and subsequent Form 13F filed November 8, 2006, with the U.S. Securities and Exchange Commission. Our investors’ ownership of Glenayre’s common stock shares should not be confused with the investment securities reportedly purchased by Glenayre CEO James M. Caparro. Mr. Caparro, instead of using the cash given to him by Glenayre’s owners (last year alone in the form of approximately $1,000,000 in salary and bonus, including social club fees) to purchase the same Glenayre stock owned by the shareholders paying his egregiously high income, has decided on several occasions to make an investment (apparently not offered to top Glenayre shareholders such as Chapman Capital) in Glenayre’s EDC subsidiary.1  This correspondence relates to your letter dated December 13, 2006, on behalf of Glenayre’s Mr. Caparro.

Chapman Capital hereby advises your firm and Mr. Caparro to cease and desist in taking the following actions:

1) Making Baseless, Spurious Claims: As conveyed to Mr. Caparro yesterday (when he first returned the last of over twenty unanswered messages left for him by three members of Chapman Capital), no abusive (much less illegal) communication has been directed at any employee of Glenayre by any member of Chapman Capital. The commentary purportedly received by Mr. James Jewell (apparently a secretary within Mr. Caparro’s office) accusing him of being “Chief Ankle Grabber … of the Castro District”, whatever that is intended to mean, was not communicated by any associate of Chapman Capital.  Chapman Capital has neither knowledge nor interest in such personal matters relating to Glenayre employees. In fact, we find those allegations particularly insulting to members of the homosexual community, many of whom presumably send private, potentially provocative, text messages over Glenayre’s globally-installed messaging systems. Once again, I must reiterate that we support Mr. Jewell no matter what may be his sexual preference, irrespective of how or where it may manifest itself, subject to his behavior not putting at risk our investors’ sizable stake in Glenayre.

______________________
1 On December 13, 2006, in a conversation with Mr. Chapman, Mr. Caparro confirmed that since becoming affiliated with Glenayre in 2005, he had not purchased a single share of Glenayre stock.

On numerous occasions, Chapman Capital has received telephone calls from individuals claiming to be parties other than themselves (“pretexting"), with the occasional delivery of profanity as part of this impersonation. In fact, several months ago we received a call from someone apparently pretending to be “Jimmy Caparro,” and who demanded that I personally “genuflect before [him] and play a song on [his] ‘skin flute’.” Though I do not have any knowledge of Mr. Caparro’s sexual preference, I was confident that Mr. Caparro was not the person making that call, even in the highly unlikely event that that this may have been his personal fantasy. More importantly, like Glenayre and yourself, I did not possess any evidence to support any such outrageous claim, and thus saw no need to enlist the services of outside counsel. As Mr. Jewell has virtually no experience speaking with me, it is impossible that he could have any confidence in matching to my voice the voice of the party that purportedly made such insensitive comments to Mr. Jewell (whatever may be his sexual orientation). I myself could not identify the voice of any employee of Glenayre, including Mr. Caparro (even though I have spoken with him on three occasions.)

2) Wasting Corporate Assets: Your letter is so entirely preposterous as to only be viewed as a waste of corporate assets. Under the leadership of Messrs. James M. Caparro and Clark H. Bailey, Glenayre has reported net losses in each of the last three quarters, and as such a company hardly can afford paying whatever overpriced and potentially padded bills any law firm (other than Paul Hastings, which certainly never has padded any bills to clients) may submit for "services rendered." I must believe, Mr. Schwitter, that there are enough ambulances for you to chase in New York City (or pedestrians who slip and fall on the winter snow) to surpass the billable hours threshold imposed upon you by your partners, and that you will not find the need to scribe such absurd communiqués in the future. This is particularly important given that Chapman Capital's investors indirectly are paying nearly 10% of each of any bill from a law firm such as yours.

3) First Amendment Rights/Public Figures: Though is it possible that Constitutional Law was not taught at your alma mater (The Albany Law School of Union University; Paul Hastings hopefully has raised the bar on new associates since 1983), I encourage you to read something seemingly foreign to you called the "First Amendment." Therein, Chapman Capital (via its employees) derives the right to express its opinions, and make disclosures of fact, relating to Glenayre, its employees and officers. No matter how threatening your letter was intended to be, you cannot stop Glenayre’s owners from expressing an opinion that Mr. Caparro is a washed-up entertainment industry executive whose position as CEO of Atari Inc. terminated in June 2005 after a mere six-month tenure, and just weeks before Atari’s shares plunged 39% in one day after reporting a financial-covenant breaching loss for the June 2005 quarter during which Mr. Caparro was its CEO.2

Given your apparent lack of knowledge in this area, I also seriously doubt that U.S. history was available at your undergraduate alma mater (Rensselaer Polytechnic Institute; I suspect your curriculum may have been in TV/VCR repair, or perhaps Computer Drafting and Design was your specialty). Please, for your own benefit and that of Glenayre’s owners, please inquire if “the Institute” will allow someone your age to enroll in a crash course in "Criminal Justice." Should you pass the requisite classes, I strongly recommend that you apply any newfound knowledge to the backdated options investigation at Glenayre itself. Mr. Clarke Bailey certainly would be more than happy to sit down with you and explain how such a potential criminal act is perpetrated upon the innocent owners of a public company.

Sincerely,

/s/ Robert L. Chapman, Jr.
 Robert L. Chapman, Jr.
______________________
2 On August 10, 2005, Atari (Nasdaq: ATAR) shares experienced their largest drop ever after announcing a $32.8 million first quarter loss and a 78% drop in sales. This forced Atari to say that it would rely on its majority owner, France’s Infogames Entertainment SA, for financing after the results caused it to violate financial covenants.